American Bonanza Gold Corp.
Management’s Discussion and Analysis
For the three months ended March 31, 2012
(Expressed in Canadian dollars, unless otherwise noted)

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements of American Bonanza Gold Corp. (“the Corporation”) for the year ended December 31, 2011 and unaudited condensed consolidated financial statements for the three months ended March 31, 2012 and 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS” as issued by the International Accounting Standards Board (“IASB”)). Previously, the Corporation prepared its annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The Corporation’s 2010 comparatives in this MD&A have been restated and presented in accordance with IFRS. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in Canadian dollars unless otherwise noted.

Additional information about the Corporation and its business and operations can be found in its continuous disclosure documents. These documents, including the annual consolidated financial statements and the Corporation’s annual information form, are filed with Canadian securities regulatory authorities and are available under the Corporation’s profile at www.sedar.com.

This MD&A has been prepared as of May 10, 2012.

OVERVIEW

American Bonanza Gold Corp was incorporated in British Columbia on December 10, 2004. The Corporation is a development stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States with its primary focus on the development of its wholly owned Copperstone gold mine “Copperstone”, located in La Paz County, Arizona which is currently in the commissioning stage.

The Corporation is a publicly listed company on the Toronto Stock Exchange under the trading symbol “BZA”. The Corporation is also listed on the OTCQX under the trading symbol “ABGFF”.

OUTLOOK

The Corporation’s current objective is the development and operation of the Copperstone project. The Corporation is currently in the commissioning stage of its project and expects to reach commercial production in mid-2012.

In management’s opinion, the Corporation’s current working capital position will be sufficient for the purposes of completing its planned development and the ramp-up of operations at Copperstone. However, management will continue to evaluate the Corporation’s cash position to ensure sufficient funding will be available until the start of commercial production in 2012.

CORPORATE ACTIVITY

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (”RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,995,200, net of cash financing fees of $334,732 ($5,665,000 United States dollars (“USD”), net of cash financing fees of $335,000 USD). The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. Subsequent to quarter end, the Corporation has completed its first payment of the obligation.

The promissory note agreement contains call options: 4,000 ounces of gold call options with a strike price of US$2,025 per ounce were granted to Auramet on behalf of RIF. The call options expire one year from the commencement of the agreement.

The promissory note agreement also required that the Corporation provide put options to Auramet. The costs of these put options were considered financing costs as there is no requirement for the Corporation to provide the ounces for the put options.

MINERAL PROPERTIES

Copperstone Gold Mine

The Copperstone Project is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in southern California and western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold. Copperstone is located within a lesser-known, globally significant, high grade gold province.

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation's option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a sliding scale gross royalty.

Development

During 2011, the Corporation completed the construction activities at Copperstone and began commissioning of the gold processing plant. Infrastructure at Copperstone has been expanded to include offices, communications, and safety equipment such as the underground refuge chambers, truck maintenance shops, crushing, grinding, and gold processing plant. Electrical power for mine production needs has been extended to the underground mine. Infrastructure installation has been completed.

During October 2011, the Corporation purchased a mining fleet for the transition to owner-mining. The mining fleet purchase included drills, loader, haul trucks, rock bolter, and other specialized underground mining equipment. The Corporation is still in the process of building a critical spare part inventory. In addition to the 700 ton per day milling facilities purchased in 2010, the Corporation purchased a jaw crusher and a cone crusher during February 2011. The crushers have a capacity of up to 100 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations.

During the 2011 year, the Corporation received its final permitting which allowed for final project approval from the U.S Bureau of Land Management.

Construction of the Copperstone mill, mine, and tailings facility started in June 2011. Construction of the mill foundation was completed in August 2011, with structural steel and equipment being placed. The foundations for the ore bin and crusher were completed in August 2011. All of the site administrative facilities have been constructed or rehabilitated and are currently in use.

Earth work on the tailings pond commenced July 2011 and the first phase of the pond construction has been completed.

On November 8, 2011, Copperstone gold mine entered the final phase of construction and commenced dry commissioning of the Copperstone gold processing plant.

Production during Commissioning

In the feasibility study, the design capacity at Copperstone is 450 tons per day resulting in an average of approximately 46,000 ounces for the first 3 years of production within a mine life of 6.3 years with a total estimated production of approximately 213,000 ounces of gold.

During the quarter, plant feed totaled 13,479 tons, which included drawing down on pre-existing stockpile, producing 49 tons of concentrate with an estimated gold content of 18 ounces per ton. The 45 tons of concentrate shipped during this period contained a final settlement of 810 ounces of gold. Gold grades of the concentrates exceeded feasibility study estimates. The Corporation continues to pursue further improvements to the gold content grade.

During the quarter, the Corporation noted improvement to mill throughput as the miners and processing plant operators gained familiarity with the operation. Optimization of the mine and processing plant continues. A second Knelson concentrator has been installed and is currently operating.

During the quarter, 9,796 tons of gold bearing ore was mined with an estimated average gold grade of 0.29 ounces per ton. Currently, the Corporation has insufficient data to report any official increase in the currently predicted ore grades over the first year of the mine life. The initial low grade material is being replaced by mine ore production. The surface ore stockpile currently contains approximately 942 tons of ore.

Underground mine performance continues to improve. During the quarter the mine has focused on development mining to gain access to additional future ore stopes, as well as mining ore from the currently-available stopes. During the quarter, total material moved was 17,159 tons including the 9,796 tons of gold bearing ore and 7,363 tons of waste. The Corporation's objective is to bring mine production up to design levels as the processing plant works through the surface stockpile, so that when the stockpile is drawn down, both the mine and the processing plant will be at the 450 tons of ore per day target level.

Subsequent to March 31, 2012, the Corporation has completed two additional gold concentrate sales of approximately 37 tons of gold bearing ore.

Plans for resource expansion drilling have been made. An underground drilling rig has been refurbished and delivered to Copperstone. Drilling has been re-scheduled to allow for the installation of all underground infrastructure needed for the drill.

Exploration Properties

The Corporation has title to several exploration properties through staking unpatented mining claims; however, as the Corporation’s main focus remains Copperstone, exploration has not begun on these properties.

SELECTED INFORMATION

The Corporation’s consolidated financial statements and the financial data set out below have been prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Corporation’s condensed consolidated financial statements for the three months ended March 31, 2012.

	3 months ended
	March 31, 2012	March 31, 2011
	$	$
Net loss	(518,373)	(2,286,926)
Net loss per share	(0.00)	(0.01)
Total cash and cash equivalents	1,622,887	15,347,528
Working capital[1]	(4,836,074)	20,795,870
Total liabilities	10,661,360	1,230,082
Total assets	66,909,087	53,867,545
Shareholders’ equity	56,247,726	52,637,463

Note 1 -

The current period working capital deficiency includes the $6.1 million current derivative liability relating to the promissory note with RIF which will be repaid in ounces of gold weekly until the final payment on December 10, 2012.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the most recently completed quarters of fiscal 2012, 2011 and 2010 are as follows.

(In thousands of dollars	2012	2011				2010
except amounts per	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun
share)
	$	$	$	$	$	$	$	$
Cash and cash equivalents	1,623	1,823	11,894	8,903	15,348	3,105	626	507
Working capital[2]	(4,836)	(1,266)	7,701	12,068	20,796	7,979	649	647
Total assets	66,909	63,696	64,499	51,728	53,868	36,464	37,110	40,511
Shareholder’s equity	56,248	57,304	58,580	49,500	52,637	35,384	36,497	39,808
Net loss[1]	518	591	2,128	560	2,287	507	4,912	702
Net loss per share	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.00)	(0.04)	(0.01)

Note 1 -	Net loss for September 30, 2011 was adjusted for $447K relating to a foreign exchange gain that should have been recorded in other comprehensive income.
Note 2 -

The current period working capital deficiency includes the $6.1 million current derivative liability relating to the promissory note with RIF which will be repaid in ounces of gold weekly until the final payment on December 10, 2012.

RESULTS OF OPERATIONS

Three months ended March 31, 2012

The Corporation recorded a net loss of $518,373 or $0.00 per share for the three months ended March 31, 2012, as compared to $2,286,926 or $0.01 per share during the same period in the previous year. The decrease in the loss is attributable to the following major items:

  Office and administration costs increased to $27,915 (March 31, 2011 - $15,754) which was primarily related to an increase in rental expense.

  Investor relation expenses decreased during the period to $78,388 (March 31, 2011 - $103,995) and business development expenses decreased from $48,055 for the three months ended March 31, 2011 to $35,802 for the three months ended March 31, 2012. The change was the result of decreases in investor relations spending and business activities related to the start up of the Copperstone project.

  Insurance expense increased during the period to $16,293 (March 31, 2011 - $9,017). The increase relates to the increase in equipment purchased for the Copperstone project.

  The interest expense relates to a write off of an over accrual in the previous period. For the three months ended March 31, 2011, the interest income related to income earned on GIC’s, which the Corporation did not hold in the current period.

  Exploration expenses for the three months ended March 31, 2012 was $96,503 (March 31, 2011 – $70,740) which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

  Financing costs of $678,812 related to the promissory note agreement entered into with Resource Income Fund of which $334,732 related to cash financing costs and $344,080 related to the non-cash financing costs. The contract also resulted in a gain of $185,802 being recognized on the derivative. Further disclosure is presented in Note 8 to the condensed consolidated interim financial statements for the three months ended March 31, 2012.

  The gain on mineral property disposal was due to the sale of the Corporation’s interest in the Iskut Joint Venture where the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. The property cost had been written off to zero in prior periods which resulted in a gain of $439,883 being recognized due to the fair market value of the shares and warrants received. The shares were recorded at their original cost of $332,500 and a fair value of $261,250 at March 31, 2012, based on their quoted market price. The change in fair value totaled $71,250 and was recorded in shareholders’ equity as a component of comprehensive income. The warrants were valued using the Black Scholes valuation model at with a cost of $107,383 and a fair market value of $79,931 at March 31, 2012. The change in fair value totaled $27,452 and was recorded in the statement of operations.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2012, the Corporation had cash and cash equivalents of $1,622,887 and a working capital deficiency of $4,836,074 compared with a working capital deficiency of $1,265,503 as at December 31, 2011. The current period working capital deficiency includes the $6.1 million current derivative liability relating to the promissory note with RIF which will be repaid in ounces of gold weekly until the final payment on December 10, 2012. Use of funds for operating activities in the period totalled $2,415,213 (March 31, 2011 – $272,245). Use of funding for exploration expenditures at Copperstone and other properties and towards the processing plant and development of the Copperstone mine totalled $4,407,614 (2011 – $1,998,139).

The Corporation now has evidence of its ability to produce saleable gold concentrates with net commissioning sales of $1,367,382 during the quarter ended March 31, 2012 and has receivables relating to the respective sales of $808,027. As production ramps up the Corporation’s working capital deficiency will be removed by future sales.

Financing

The combined financings in the year ending December 31, 2011 raised approximately $23.3 million, net of cash share issue costs, and was planned to be used in connection with the completion of the Copperstone project. As of March 31, 2012, the Corporation has spent approximately all the net proceeds on the processing plant, underground development, tailings, reclamation bond, and the mine operation start up.

On February 14, 2012, the Corporation completed a secured gold prepayment facility with Resource Income Fund, L.P. ("RIF") whereby the Corporation will sell 3,936 ounces of gold for delivery during 2012, for gross proceeds of US$6,000,000 (the "Facility"). The gold may be delivered to RIF on an earlier schedule with no penalty.

The proceeds from the Facility have been used for funding working capital, and the Corporation will invest in the further optimization of the Copperstone gold mine as it ramps up to full production, with a target throughput of 450 tons per day.

The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The 3,936 ounces of gold that have been committed under this gold facility represent approximately 1.5% of the proven mineral reserves at the Copperstone gold mine.

In connection with the Facility, the Corporation will grant to RIF 4,000 ounces of gold call options, expiring on April 15, 2013 with a strike price of US$2,025 per ounce. An upfront fee of 3% was paid to RIF upon closing of the Facility.

The promissory note agreement also required that the Corporation provide put options to Auramet at a cost of $120,000. The costs of these put options were considered financing costs as there is no requirement for the Corporation to provide the ounces for the put options.

An additional $35,000 was paid in legal fees relating to the transaction.

On February 16, 2012, the sale of the Corporation’s interest in the Iskut Joint Venture was finalized. The Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. In June 2011, the Corporation and its joint venture partner Golden Band signed a letter agreement to sell their JV interest to Skyline Gold Corporation. The general terms of the Skyline agreement require the payment of 5,000,000 common shares of Skyline and 2,500,000 warrants which are exercisable for a period of five years to be split proportionately between the Corporation (47.5%) and Golden Band (52.5%) . One warrant can be converted into a common share of Skyline at a price of $0.50 per share. At March 31, 2012 the shares and warrants were valued at $341,181.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Corporation’s related parties consist of companies which have certain directors in common as follows:

Related Party	Nature of Transactions
Nevada Copper Corp.	General administration and management fees
Mesa Exploration Corp.	General and administration

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common.

	Three months ended
	March 31,	March 31,
	2012	2011
	$	$
Management and consulting fees	52,875	39,450
General and administration expenses	887	16,050
	53,762	55,500

As of March 31, 2012, a receivable balance of $71,525 (December 31, 2011 $17,763) remained outstanding from its related parties.

COMMITMENTS

The following table sets forth the Corporation’s known contractual obligations as at March 31, 2012:

	Payments due by period
	Total
	Cumulative	Less than			More than
	Payments	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Claim Fees	690,000	115,000	230,000	230,000	115,000
Office Lease	304,800	53,000	106,000	106,000	39,800
Total	994,800	168,000	336,000	336,000	154,800

The Corporation also holds a holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well- designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected. The relatively small size of the Corporation makes the identification and authorization process relatively efficient and a process for reviewing ICFR has been developed. To the extent possible given the Corporation’s small size, the internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The CEO and CFO evaluated the effectiveness of the Corporation’s DCP and ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that as of March 31, 2012, the Corporation’s design and operation of its DCP and ICFR were effective in providing reasonable assurance that material information regarding this report, and the unaudited condensed interim consolidated financial statements and other disclosures was made known to them on a timely basis and reported as required and that the financial statements present fairly, in all material aspects, the financial condition, results of operations and cash flows of the Corporation as of the period ending March 31, 2012. The CEO and CFO also concluded that no material weaknesses existed in the design of the ICFR.

The Corporation continually reviews and enhances its system of controls and procedures. However, because of the inherent limitation in all control system, management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical accounting policies

A summary of significant accounting policies is presented in Note 2 to the annual consolidated financial statements for the year ended December 31, 2011. Preparing financial statements in accordance with IFRS requires management to make certain judgments and estimates. Changes to these judgments and estimates could have a material effect of the Corporation’s consolidated financial statements and financial position at March 31, 2012.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires the Corporation to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore reserve except the Copperstone property which was determined by a feasibility study which was filed in accordance with National Instrument 43-101 in February 2010 (updated January 2011).

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as operating costs and the availability of any further required financing. Actual outcomes could differ materially from this estimate.

The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, reclamation, deferred income tax assets and liabilities, valuation of derivatives and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates. Further detail on these risks is discussed in Note 2 of the annual consolidated financial statements for December 31, 2011.

RISK FACTORS

General

The Corporation is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Uncertainties and risks relating to the start-up of operations at the Copperstone Mine

There are inherent construction and permitting-related risks to the development of all new mining projects. These risks at the Copperstone Mine include:

  Hiring, training and retention of key personnel for construction, commissioning and operations;
  delays associated with the functioning of equipment;
  budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations; and

While the Corporation has undertaken systematic work programs at the Copperstone Mine to mitigate these risks, it is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the Corporation’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at the Copperstone Mine. The Corporation’s operations, earnings and ultimate financial success could be materially adversely affected.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and resources estimates for the Corporation’s properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters, which may or may not prove to be correct. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material effect on the Corporation’s results of operations, may impact the development of its mineral projects, and the availability of funds for further mineral exploration.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

Additional Funding Requirements

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none of the Corporation’s properties have a known body of commercial ore other than Copperstone. As a mining company in the exploration stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits that may be found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

The reader should also refer to the discussion of risks contained in the Corporation’s Form 20-F which is available on SEDAR at www.sedar.com.

AUDIT COMMITTEE INFORMATION

The following is a supplement to audit committee information contained in the Corporation’s Form 20-F under the heading Item 16 – Audit Committee, which is filed on www.sedar.com. The Corporation’s audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the audit committee charter is set out in the Corporation’s Information Circular prepared for the Corporation’s June 8, 2007, annual general meeting and filed on SEDAR on May 14, 2007.

Composition of the Audit Committee

The independent members of the audit committee are Robert McKnight, Giulio Bonifacio, and Jamie Newall. All members are considered to be financially literate and independent.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

The following is a summary of the new accounting pronouncements:

Effective for annual periods beginning on or after January 1, 2013:

IFRS 10 - Consolidated Financial Statements
IFRS 12 - Disclosure of Interests in Other Entities
IFRS 13 - Fair Value Measurement
IAS 1 - Presentation of Financial Statements
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

Effective for annual periods beginning on or after January 1, 2015

IFRS 9 Financial Instruments

These new and revised accounting standards have not yet been adopted by American Bonanza Corp., and the Corporation has not yet completed the process of assessing the impact that they will have on its financial statements or whether to early adopt any of the new requirements.

Details of the Corporations new accounting pronouncements are disclosed in Note 2 to the annual consolidated financial statements for the year ended December 31, 2011.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, reclamation bonds, accounts payable and derivative liabilities. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from the Corporation’s cash and cash equivalents, amounts receivable, and accounts payable.

The Corporation is exposed to currency risk on reclamation bond, derivative liability and the acquisition and exploration expenditures on its properties since the expenditures have to be settled either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

The Corporations capital risk management is included in Note 12 to the condensed consolidated interim financial statements for the three months ended March 31, 2012.

USE OF FINANCIAL AND OTHER INSTRUMENTS

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

SHARE DATA

The Corporation is authorized to issue and unlimited number of common shares without par value. As at May 14, 2012, the Corporation had 200,531,855 common shares issued and outstanding.

The Corporation has the following stock options that are outstanding and exercisable as at May 14, 2012:

	Outstanding and Exercisable
		Weighted average
Exercise price	Amount outstanding	remaining life (years)
$0.06 - $0.09	4,980,000	1.66
$0.19 - $0.22	1,250,000	0.67
$0.37 - $0.39	6,945,000	3.82
$0.53	4,830,000	4.30
	18,005,000	3.13

The Corporation also has the following warrants that are outstanding as at May 14, 2012:

	Outstanding and Exercisable
		Weighted average
Exercise price	Amount outstanding	remaining life (years)
$0.23	3,550,108	0.26
$0.38	1,463,700	0.18
$0.45	24,676,750	0.18
$0.61	690,000	0.87
	30,380,558	0.21

SUBSEQUENT EVENTS

Subsequent to March 31, 2012, 337,500 warrants were exercised for proceeds of $77,625.

Subsequent to March 31, 2012, the Corporation completed two additional gold concentrate sales of approximately 37 tons of gold bearing ore.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitutes forward-looking information within the meaning provided by Canadian securities laws. All statements other than statements of historical facts are forward looking information. The following information provided in this Management’s Discussion and Analysis includes statements regarding: the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Corporation will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, and that resource expansion drilling will commence in 2012, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; capital cost estimates; the commencement of mining at Copperstone; and sufficiency of capital set out under the heading “Outlook”. Although the Corporation believes the expectations expressed in such forward-looking information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward looking information in this MD&A is based on various assumptions including, but not limited to, the expectations and beliefs of management, the assumed long term price of gold, the assumptions in the financial analysis prepared in connection with the feasibility report on the Copperstone Mine, that the Corporation will be able to access financing, the Corporation will be able to access appropriate equipment and sufficient labour, that the Corporation’s capital and operating costs will not increase significantly, rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and that mineral resource and reserve estimates are accurate and correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on forward-looking information or the assumptions on which the Corporation’s forward looking information is based. Factors that could cause actual results to differ materially from those in forward-looking statements include the risk factors set out herein and in the Corporations history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Corporation’s Form 20-F and other public disclosure filings. Mining is an inherently risky business. Investors should carefully review and consider the risk factors identified in this MD&A and in the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2011. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below. The Corporation does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws.